Exxon Mobil Corporation

James E. Parsons

5959 Las Colinas Boulevard

Coordinator

Irving, TX 75039-2298

Corporate Securities & Finance

972 444 1478 Telephone

972 444 1488 Facsimile

ExxonMobil

December 8, 2010

Mr. Pradip Bhaumik

Special Counsel

Office of Global Security Risk

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-3628

RE:

Exxon Mobil Corporation

Form 10-K for the Fiscal Year Ended December 31, 2009

Filed February 26, 2010

File No. 1-02256

Dear Mr. Bhaumik:

This letter confirms our request and your agreement to extend until January 18, 2011, Exxon Mobil Corporation's response to the Commission's letter dated December 1, 2010, from Cecilia Blye to Rex W. Tillerson regarding the subject filing.  We will submit our responses addressing each of the requests in your letter on or before that date.

Sincerely,

By:  /s/ James E. Parsons

----------------------------------------

Name:

James E. Parsons

Title:

Coordinator

Corporate Securities & Finance

JEP:clh

cc:

Roger Schwall

Assistant Director

Division of Corporation Finance